UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number 1-13175

PREMCOR RETIREMENT SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

Report of Independent Registered Public Accounting Firm

Valero Energy Corporation Benefit Plans Administrative Committee
Premcor Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 24, 2016

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Investments at fair value:
Mutual funds	$177,209,105	$204,365,899
Common/collective trust	51,543,388	43,538,197
Valero Energy Corporation common stock	25,675,804	25,866,569
Money market security	81,523	82,481
Total investments at fair value	254,509,820	273,853,146

Receivables:
Notes receivable from participants	5,110,772	5,261,291
Employer contributions	168,047	154,973
Participant contributions	514	597
Total receivables	5,279,333	5,416,861

Total assets	259,789,153	279,270,007

Net assets available for benefits	$259,789,153	$279,270,007

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Additions:
Additions to net assets attributed to:
Investment income:
Dividend income	$10,353,834	$11,999,080
Net appreciation in fair value of investments	1,548,125	7,591,426
Total investment income	11,901,959	19,590,506

Interest income on notes receivable from participants	210,396	223,162

Contributions:
Participant	5,859,056	6,261,482
Employer	4,647,279	4,709,665
Total contributions	10,506,335	10,971,147

Total additions	22,618,690	30,784,815

Deductions:
Deductions from net assets attributed to withdrawals by participants	(42,099,544)	(34,410,004)

Net decrease in net assets available for benefits	(19,480,854)	(3,625,189)

Net assets available for benefits:
Beginning of year	279,270,007	282,895,196
End of year	$259,789,153	$279,270,007

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General
The Premcor Retirement Savings Plan (the Plan) is a qualified profit-sharing plan covering Valero Energy Corporation’s eligible United States (U.S.) employees. (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero is the plan sponsor. Valero is an international manufacturer and marketer of transportation fuels, other petrochemical products, and power. As of December 31, 2015, Valero employed approximately 10,000 people and its assets included 15 refineries with a combined total throughput capacity of approximately 3.0 million barrels per day, 11 ethanol plants with a combined production capacity of 1.4 billion gallons per year, a 50-megawatt wind farm, and renewable diesel production from a joint venture. Through subsidiaries, Valero owns the general partner of Valero Energy Partners LP, a midstream master limited partnership. Approximately 7,500 outlets carry the Valero, Diamond Shamrock, Shamrock, and Beacon brands in the U.S. and the Caribbean; Ultramar in Canada; and Texaco in the United Kingdom and Ireland. Valero is a Fortune 500 company based in San Antonio, Texas.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Valero’s employees at its Port Arthur and Memphis Refineries represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 13-423 (Plant Group only), and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 9-00631, respectively, are eligible to participate in the Plan after completing six months of service. Participation in the Plan is voluntary.

Separation of the Retail Business
On May 1, 2013, Valero completed the separation of its retail business by creating an independent public company named CST Brands, Inc. (CST) and distributing 80 percent of the outstanding shares of CST common stock to Valero’s stockholders. Valero disposed of its 20 percent retained interest in CST on November 14, 2013.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The CST common stock held by the Plan as a result of this distribution was a frozen investment and no additional contributions or earnings could be made or allocated to acquire additional shares of CST common stock. Effective April 30, 2014, all shares of CST common stock were liquidated from a participant’s account, and the cash proceeds were invested based on the participant’s investment elections as of May 1, 2014.

Contributions
Participants may make pre-tax contributions from 1 percent to 50 percent of their annual eligible compensation as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan, which are included in the participant’s gross income at the time of the contribution. Participants also may elect to make after-tax contributions up to 5 percent of their eligible compensation; however, Valero does not match these contributions. Total participant contributions cannot exceed 50 percent of eligible compensation.

Any employee may make rollover contributions and eligible Roth 401(k) rollover contributions to the Plan. For the years ended December 31, 2015 and 2014, rollover contributions totaled $7,433 and $257,607, respectively, and are included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. For the years ended December 31, 2015 and 2014, this limit was $18,000 and $17,500, respectively. For the years ended December 31, 2015 and 2014, participants who attained age 50 before the end of the year were eligible to make catch-up contributions of up to $6,000 and $5,500, respectively.

Valero matches 200 percent of the first 3 percent of eligible compensation that a participant contributes on a pre-tax basis or as a Roth 401(k) contribution to the Plan. Valero also matches 100 percent of eligible compensation above 3 percent up to a maximum of 6 percent that union participants at the Port Arthur Refinery contribute to the Plan. All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of service.

Forfeitures
The Plan provides that if a participant incurs a break in service prior to becoming vested in any part of his employer account, the participant’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement on or after age 60, the nonvested portion of the participant’s employer account is forfeited upon distribution. In the event the participant is

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

Forfeited nonvested accounts of terminated participants can be used to pay the Plan’s administrative expenses or reduce employer contributions. Employer contributions for the years ended December 31, 2015 and 2014 were reduced by $37,932 and $9,042, respectively, from forfeited nonvested accounts. As of December 31, 2015 and 2014, forfeited nonvested accounts available to reduce future employer contributions or plan administrative expenses were $29,210 and $30,964, respectively.

Investment Options
Participants direct the investment of 100 percent of their participant and employer contributions and may transfer existing account balances to any of the investment options offered. These investment options include mutual funds, a common/collective trust, Valero common stock, and a money market security.

Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

Each Vanguard Target Retirement Fund is designed to reach the asset allocation of the Vanguard Target Retirement Income Fund (Income Fund) about seven years after its target date. As each Vanguard Target Retirement Fund completes this process, Vanguard expects to merge it into the Income Fund.

Withdrawals and Distributions
A participant may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions after submitting a request to Vanguard. A participant may withdraw up to 100 percent of his vested matching contribution account. Withdrawals of pre-tax contributions or designated Roth 401(k) contributions before employment ends are limited to hardship withdrawals, under which certain criteria must be met, or attainment of age 59½.

Upon a participant’s death, total and permanent disability, or retirement on or after age 60, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not to exceed fifteen years. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution to a participant who has terminated employment prior to his death, disability, or normal retirement age may be made only with the participant’s consent.
Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

Notes Receivable from Participants
Participants may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)
$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term may be longer than five years. Effective January 1, 2010, the repayment period for a loan used to acquire a participant’s principal residence may be up to 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1 percent. As of December 31, 2015, interest rates on outstanding loans ranged from 4.25 percent to 8.75 percent and maturity dates ranged from January 2016 to November 2030. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees, redemption fees, and annual loan maintenance fees, are deducted from the respective participant’s account and are included in withdrawals by participants.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Reclassifications
Certain amounts reported as of December 31, 2014 have been reclassified and disclosures have been removed or modified in order to conform to the 2015 presentation related to the retrospective adoption of certain amendments to the Accounting Standards Codification (ASC) effective January 1, 2015 as further described below under “Significant Accounting Policies–Accounting Pronouncements Adopted During the Year.”
Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 3.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in withdrawals by participants. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. A loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan. The loan balance is reduced and withdrawals to participants are increased after the participant makes final withdrawal from the Plan.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits in the future.
Accounting Pronouncements Adopted During the Year
In May 2015, the Financial Accounting Standards Board (FASB) amended the provisions of ASC Topic 820, “Fair Value Measurements,” to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured using the net asset value per share practical expedient and limits those disclosures to investments for which the entity has elected to measure the fair value using that practical expedient. These provisions are to be applied retrospectively and are effective for annual reporting periods beginning after December 15, 2015, and interim reporting periods within those annual periods, with early adoption permitted. Effective January 1, 2015, the Plan adopted this guidance on a retrospective basis. Such adoption did not affect the Plan’s net assets available for benefits or changes in net assets available for benefits, but resulted in the removal of an investment class from the fair value hierarchy presentation.

In July 2015, the FASB amended the provisions of ASC Topic 960, “Defined Benefit Pension Plans,” Topic 962, “Defined Contribution Pension Plans,” and Topic 965, “Health and Welfare Benefit Plans” to simplify financial reporting by employee benefit plans. In general, the amendments eliminate the requirements for employee benefit plans to (i) measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures; (ii) disaggregate investments by nature,

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

characteristics, and risks either on the face of the financial statements or in the notes to the financial statements; (iii) disclose the net appreciation or depreciation in fair value of investments by general type; and (iv) disclose individual investments that represent five percent or more of the net assets available for benefits. These provisions are to be applied retrospectively and are effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. Effective January 1, 2015, the Plan adopted this guidance on a retrospective basis. Such adoption did not affect the Plan’s net assets available for benefits or changes in net assets available for benefits, but resulted in the revised presentation of the Plan’s investments and eliminated disclosures as described in (ii), (iii), and (iv) above.

3.	FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•	Mutual funds and common stocks are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•
The common/collective trust invests solely in a master trust, which primarily holds investments in fully benefit-responsive investment contracts, and is valued at the net asset value of units of the common/collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. There are no imposed restrictions as to the redemption of these investments.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2015 and 2014.

	Fair Value Measurements Using			Total as of December 31, 2015
	Level 1	Level 2	Level 3
Mutual funds	$177,209,105	$—	$—	$177,209,105
Valero common stock	25,675,804	—	—	25,675,804
Money market security	81,523	—	—	81,523
Total assets in the fair value hierarchy	$202,966,432	$—	$—	202,966,432
Common/collective trust measured at net asset value (a)				51,543,388
Investments at fair value				$254,509,820

	Fair Value Measurements Using			Total as of December 31, 2014
	Level 1	Level 2	Level 3
Mutual funds	$204,365,899	$—	$—	$204,365,899
Valero common stock	25,866,569	—	—	25,866,569
Money market security	82,481	—	—	82,481
Total assets in the fair value hierarchy	$230,314,949	$—	$—	230,314,949
Common/collective trust measured at net asset value (a)				43,538,197
Investments at fair value				$273,853,146
____________________

(a)
In accordance with ASC Topic 820 and as described in Note 2, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between levels for assets held as of December 31, 2015 and 2014.

The Plan’s investment in shares of Valero common stock represents 10.1 percent and 9.4 percent of total investments as of December 31, 2015 and 2014, respectively. For the years ended December 31, 2015 and 2014, dividend income included $743,455 and $570,555, respectively, of dividends paid on Valero common stock. The closing price for Valero common stock was $70.71 and $49.50 on December 31, 2015 and 2014, respectively. As of June 17, 2016, the closing price for Valero common stock was $51.71.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated March 20, 2014, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt. The plan sponsor believes the Plan is not subject to tax examination for plan years prior to 2012.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$259,789,153	$279,270,007
Adjustment from contract value to fair value	—	1,336,501
Deemed distributions of participant loans	(88,840)	(66,070)
Net assets available for benefits per the Form 5500	$259,700,313	$280,540,438

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Year Ended December 31,
	2015	2014
Investment income per the financial statements	$11,901,959	$19,590,506
Interest income on notes receivable from participants per the financial statements	210,396	223,162
Adjustment from contract value to fair value:
End of year	—	1,336,501
Beginning of year	(1,336,501)	(1,376,014)
Investment income per the Form 5500	$10,775,854	$19,774,155

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Year Ended December 31,
	2015	2014
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans:
End of year	88,840	66,070
Beginning of year	(66,070)	(13,498)
Deemed distributions of participant loans per the Form 5500	$22,770	$52,572

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2015

Identity of Issue/Description of Investment	Current Value
Mutual funds:
Vanguard 500 Index Fund Admiral Shares	$14,266,838
Vanguard Balanced Index Fund Investor Shares	7,515,208
Vanguard Explorer Fund Investor Shares	6,818,053
Vanguard International Growth Fund Admiral Shares	8,813,963
Vanguard Mid-Cap Index Fund Investor Shares	11,677,343
Vanguard Morgan Growth Fund Investor Shares	15,354,047
Vanguard PRIMECAP Fund Admiral Shares	24,267,140
Vanguard Small-Cap Index Fund Investor Shares	8,019,717
Vanguard Target Retirement 2010 Fund	851,399
Vanguard Target Retirement 2015 Fund	6,471,172
Vanguard Target Retirement 2020 Fund	7,297,679
Vanguard Target Retirement 2025 Fund	2,767,829
Vanguard Target Retirement 2030 Fund	1,805,919
Vanguard Target Retirement 2035 Fund	1,598,996
Vanguard Target Retirement 2040 Fund	1,087,892
Vanguard Target Retirement 2045 Fund	1,642,203
Vanguard Target Retirement 2050 Fund	1,686,132
Vanguard Target Retirement 2055 Fund	242,999
Vanguard Target Retirement 2060 Fund	7,640
Vanguard Target Retirement Income Fund	1,279,266
Vanguard Total Bond Market Index Fund Investor Shares	9,658,899
Vanguard Wellington Fund Admiral Shares	22,279,326
Vanguard Windsor II Fund Investor Shares	21,799,445
Total mutual funds	177,209,105
Common/collective trust:
Vanguard Retirement Savings Trust III	51,543,388
Common stock:
Valero Energy Corporation	25,675,804
Money market security:
Vanguard Prime Money Market Fund	81,523
Notes receivable from participants (interest rates range from 4.25% to 8.75%; maturity dates range from January 2016 to November 2030)	5,110,772
$259,620,592
_____________________________________
All investments are party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN

	By	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Senior Vice President and Treasurer, Valero Energy Corporation

Date: June 24, 2016